UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE  SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-149000

LUX ENERGY CORP.

(Exact name of registrant as specified in its charter)

Suite 510, 640 - 8th Ave SW Calgary

Alberta, Canada T2P 1G7

Telephone: (780) 669-0936

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 52g-4(a)(2) ☐

Rule 12h-3(b)(9)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:  15

Pursuant to the requirements of the Securities Exchange Act of 1934 Lux Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 6, 2011

                                                                                                                                                                                                                      By:        /s/ Shane Broesky

                                                                                                                                                           Shane Broesky

                                                                                                                                                                                            President and Chief Executive Officer